UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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hours per response	2.0
1. Investment Company Act File Number:				Date examination completed: 03/25/2025
811-22127

2. State identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	M E	MD	MA	MI	MN

M S	M O	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in registration statement: Columbia Funds Variable Series Trust II

4 . Address of principal executive office (number, street, city, state, zip code): 290 Congress Street, Boston, MA, 02210

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.All items must be completed by the investment company.

2.Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC is Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

March 25, 2025

With respect to securities reflected in the investment accounts of the funds listed in Appendix A (each a separate series of Columbia Funds Variable Series Trust II) (the “Funds”) which are sub-advised by J.P. Morgan Investment Management Inc. (“JPMIM”), we, as members of management of the Funds are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2024, and from November 4, 2024 (the date of our last examination) through December 31, 2024.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2024, and from November 4, 2024 through December 31, 2024, with respect to securities reflected in the investment accounts of the Funds which are sub-advised by JPMIM.

Columbia Funds Variable Series Trust II

/s/ Daniel J. Beckman
Daniel J. Beckman President and Principal Executive Officer /s/ Michael G. Clarke
Michael G. Clarke Chief Financial Officer, Principal Financial Officer and Senior Vice President /s/ Charles H. Chiesa
Charles H. Chiesa Treasurer, Chief Accounting Officer and Principal Financial Officer

Appendix A

Fund
Variable Portfolio - Partners Core Bond Fund
Variable Portfolio - Partners Core Equity Fund

Report of Independent Accountants

To the Board of Trustees of Columbia Funds Variable Series Trust II

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the investment account of each fund listed in Appendix A (the “Funds”), each a separate series of Columbia Funds Variable Series Trust II, that is sub-advised by J.P. Morgan Investment Management Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) (the “specified requirements”) as of December 31, 2024. The Funds’ management is responsible for its assertion and the Funds’ compliance with the specified requirements.  Our responsibility is to express an opinion on management's assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.  Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of December 31, 2024, and with respect to agreement of security purchases and sales or maturities, for the period from November 4, 2024 (the date of our last examination) through December 31, 2024:

-

Count and inspection of all securities of the J.P. Morgan Investment Management Inc. sub-advised investment accounts of the Funds in the vault of J.P. Morgan Chase Bank, N.A. (the “Custodian”) at 780 Delta Drive, Monroe, Louisiana 71203 without prior notice to management or where inspection could not be performed, application of alternative procedures;

-

Confirmation of all securities of the Custodian held by Clearstream, the Depository Trust Company, Euroclear and the Federal Reserve Bank of New York (the “depositories”) in book entry form and agreement of security totals to the reconciliation procedures performed by the Custodian at an omnibus level between the depositories and the books and records of the Custodian;

-	Reconciliation of all such securities to the books and records of the J.P. Morgan Investment Management Inc. sub-advised investment accounts of the Funds and the Custodian; and
-

Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the J.P. Morgan Investment Management Inc. sub-advised investment accounts of the Funds to broker confirmations or, where broker replies were not received, the application of alternative procedures.

Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management's assertion that the Funds listed in Appendix A complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2024 with respect to securities reflected in the investment accounts of the Funds which are sub-advised by J.P. Morgan Investment Management Inc. is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Columbia Funds Variable Series Trust II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota

March 25, 2025

Appendix A

Fund
Variable Portfolio - Partners Core Bond Fund
Variable Portfolio - Partners Core Equity Fund

PricewaterhouseCoopers LLP, 45 South 7th Street, Suite 3400, Minneapolis, Minnesota 55402

T: (612) 596 6000; F: (612) 373 7160, www.pwc.com/us